UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd

Room 1106, 11 / F, No. 19, North East Third Ring Road,

Chaoyang District, Beijing, People’s Republic of China

(010) 87529554

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

In connection with the 2022 Annual General Meeting of Shareholders of TIAN RUIXIANG Holdings Ltd, a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description

99.1	Notice and Proxy Statement of 2022 Annual General Meeting of Shareholders, dated October 11, 2022, to be mailed to the shareholders of the Company in connection with the 2022 Annual General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2022 Annual General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: October 11, 2022	By:	/s/ Zhe Wang
	Name:	Zhe Wang
	Title:	Chief Executive Officer